Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT
DEUTSCHE BANK SECURITIES INC. CONFERENCE

TORONTO, November 13, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Deutsche Bank Securities Inc. Hospitality and Gaming Conference held in New York on November 19, 2003. William R. Fatt, FHR’s Chief Executive Officer, will present at approximately 8:30 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 30 minutes.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com